No Act

PE 01/17/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12027707

Mar 1 2012 March 1, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-12

Christian P. Callens
Skadden, Arps, Slate, Meagher & Flom LLP
christian.callens@skadden.com

Re: Devon Energy Corporation
Incoming letter dated January 17, 2012

Dear Mr. Callens:

This is in response to your letters dated January 17, 2012 and February 23, 2012 concerning the shareholder proposal submitted to Devon Energy by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
Burlington, MA 01803-5201

March 1, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Devon Energy Corporation
Incoming letter dated January 17, 2012

The proposal urges the board to adopt a policy that in the event of a senior executive's termination or a change of control, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met.

There appears to be some basis for your view that Devon Energy may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Devon Energy, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Devon Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Devon Energy relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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February 23, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2012 Annual Meeting of Stockholders
Proposal of the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

By letter dated January 17, 2012 (the "No-Action Request"), on behalf of Devon Energy Corporation ("Devon"), I requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Devon omitted a shareholder proposal and supporting statement (the "Proposal") that it received from the Massachusetts Laborers' Pension Fund (the "Proponent") from inclusion in the proxy materials to be distributed by Devon in connection with its 2012 annual meeting of shareholders (the "proxy materials"). By letter dated February 6, 2012 letter (the "February 6 Letter"), the Proponent requested that the Staff deny Devon's request to omit the Proposal from the proxy materials.

This letter responds to the February 6 Letter and supplements, and should be read in conjunction with, the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Further, we take this opportunity to remind the Proponent again that under the applicable rules, if the Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon. The undersigned was not furnished with a copy of the February 6 Letter.

Rule 14a-8(f) – Failure to Cure Deficiency

In the February 6 Letter, the Proponent asserted that the Proponent provided proper evidence of ownership to Devon via facsimile transmission within the period required by Rule 14a-8(f) of the Exchange Act and included a facsimile confirmation purportedly evidencing the same. While Devon has no record of having received this facsimile transmission and believes that the Proponent should have contacted Devon to confirm the proper facsimile number for transmitting shareholder proposals, particularly after having received from Devon the notice of deficiency dated December 15, 2011, Devon will withdraw its objection to the Proposal solely under Rule 14a-8(f) without prejudice to Devon's assertions that the Proposal may be omitted under Rules 14a-8(i)(3) and 14a-9. Devon reserves the right to assert an objection under Rule 14a-8(f) based on similar facts in the future.

Rule 14a-8(i)(3) and Rule 14a-9 – False and Misleading Statements

Devon asserts that the February 6 Letter incorrectly argues that the supporting statements in the Proposal regarding payments made upon a change of control or termination, including to J. Larry Nichols and John Richels, are not "materially false." In contrast, and as noted in the No-Action Request, Devon believes that the crux of the Proponent's arguments relate to the type and form of compensation that the Company's senior executives would receive upon a change of control or termination and that, as a result, the references in the Proposal to "payments," including the identification of an amount of such "payments" to Messrs. Nichols and Richels, constitute misleading statements regarding a material fact under Rule 14a-9 under the Exchange Act. Further, contrary to what the February 6 Letter contends, Devon believes that the false statements regarding payments that would be paid are not the type of factual assertions that Staff Legal Bulletin No. 14B advises may be corrected in a company's statement of opposition; rather, the false statements are the type that renders the Proposal excludable under Rules 14a-9 and 14a-8(i)(3).

Importantly, we would like to call your attention to the fact that, consistent with Devon's view that the Proposal may be excluded pursuant to Rule 14a-8(i)(3), the Staff has recently reached the same conclusion with respect to nearly identical proposals submitted to other companies for inclusion in such other companies' 2012 proxy materials on the basis that "in applying this particular proposal . . . , neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Honeywell* (January 27, 2012); *Verizon Communications, Inc.* (January 27, 2012). Accordingly, the Company believes that, like the proposals described above, the Proposal may be excluded from the proxy materials pursuant to Rules 14a-9 and 14a-8(i)(3).

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the Proposal, we again request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park Suite 200
Burlington, MA 01803-5201
Facsimile: 781-272-2226

Jennifer O'Dell
c/o Laborers' International Union of North America Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

February 6, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Response to Devon Energy Corporation's Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Devon Energy Corporation's ("Devon" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2012 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal provides:

> RESOLVED: The shareholders urge the board of directors of Devon Energy Corporation ("Company") to adopt a policy that in the event of a senior executive's termination or a change of control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a *pro rata* basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

The Company seeks leave to exclude the Proposal under Rule 14a-8(f), claiming that the Fund failed to meet the eligibility requirements of Rule 14a-8(b)(1) and under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and false and misleading. As we demonstrate below, the Company has failed to satisfy its burden of persuasion on either ground and its request should be denied.

The Company's Rule 14a-8(f) Argument Fails for Proof of Ownership Was Timely Delivered

The Company first argues that the Proposal may be properly omitted under Rule 14a-8(f) "because the Proponent failed to meet the eligibility requirements of Rule 14a-8(b)(1). " This argument is incorrect.

The Company notes that "[t]he Proposal was delivered to Devon by facsimile on December 12, 2011." We note that the Proposal was delivered by the Fund faxing it to fax number 405-552-4550, as is evidenced by the fax number indicated on the cover letter to the Proposal, which the Company appended to its request for no-action relief as Exhibit A.

The Fund did in fact provide a written statement from the record holder establishing the Fund's eligibility to submit the Proposal. We are appending a copy of the record letter from State Street as Exhibit A to this letter. Note that the record letter was also faxed to 405-552-4550 and the second page of our Exhibit A includes the Transmission Log indicating that the fax was received.

Therefore, the Company's Rule 14a-8(f) argument fails and its request on this basis should be denied.

The Company Fails to Demonstrate that the Supporting Statement Contains False or Misleading Statements

The Company next argues that the Proposal is false and misleading and therefore excludable under Rule 14a-8(i)(3). The Company states:

> Specifically, the supporting statement discusses the appropriateness of the 'severance payments' that would be made to executives in the event of a termination or change of control. To bolster the assertion, the supporting statement cites Devon's 2011 proxy materials and claims that 'accelerated vesting of awards following a change of control would result in a *payment* of $19,664,604 to J. Larry Nichols . . . and $12, 839,376 to John Richels" (emphasis added). The claim that Messrs. Nichols and Richels would receive *payment* of such amounts in cash for equity awards subject to accelerated vesting is false and materially misleading.

This argument must fail, for the supporting statement is accurate and in any event the Company clearly fails to satisfy its burden of demonstrating that it is "materially" false. The Company's proxy statement contains a section entitled "Potential Payments Upon Termination or Change in Control." This section begins with the following language:

> We will be obligated to make certain payments to our named executive officers or potentially accelerate the vesting of their equity awards and retirement benefits upon termination of their employment or upon a change in control of the Company. . . .

> The following tables provide the estimated compensation and present value of benefits potentially payable to each named executive officer. . . .

The section then contains tables for the various named executive officers, such as Larry Nichols. Under the column heading "Benefits and Payments ($)" are several rows, including two labeled "Accelerated Vesting of Stock Options" and "Accelerated Vesting of Restricted Stock." The amounts shown in these two rows are $3,838,391 and $15,796,213, which total the $19,664,604 referenced in the proxy statement, as was conceded by the Company in its no-action request and is clearly evident.

Staff Legal Bulletin No. 14B specifically provides that it was issued because of companies over-reliance on Rule 14a-8(i)(3), which resulted in a waste of Staff time. The Staff stated that it needed to clarify its views under rule 14a-8(i)(3):

> Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season, nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).
>
> We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). . . .

Therefore, the Staff continued:

> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company,

its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

Staff Legal Bulletin 14B should not be used to justify exclusion of the Fund's proposal regarding senior executive compensation, which is quite clearly an appropriate matter for shareholder consideration, as the Company knows. Perhaps the wording of the supporting statement should have referenced that the acceleration of the vesting of equity awards would have resulted in the named executive officers receiving awards with an estimated or potential value of $19,664,604, but that is splitting hairs. The section in which the Company makes this disclosure is entitled "Potential Payments upon Termination or Change in Control." If the Company objects to the wording of the supporting statement it should address this in its Statement in Opposition, just as the Staff noted in Bulletin 14B. It surely should not be able to exclude the Proposal on this basis.

The Company Fails to Prove the Proposal Contains Vague and Indefinite Statements

The Company finally argues that the Proposal is materially vague and indefinite because it is subject to multiple interpretations. To support its claim it states:

> The Proposal's key terms provide that 'any unvested equity awards may vest on a *pro rata* basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met.'

We do not believe the language is vague or indefinite, especially not when one considers the paragraph in the supporting statement that specifically elaborates on the straightforward concept of *pro rata* vesting. The supporting statement provides:

> We propose that the Company limit the acceleration of equity awards following a termination or a change of control to permit vesting only on a *pro rata* basis **that is proportionate to the executive's service during the vesting period**. To the extent that any such awards are performance-based, the performance goals must also be met. (emphasis added)

Neither shareholders voting on this precatory proposal, nor the Company choosing to implement it if it receives a majority vote, would be confused by how it should be applied. If the equity award was subject to three-year vesting, for example, and a termination or change of control happened after one year, then 1/3 of the award would vest, *pro rata* proportionate to the executive's service during the vesting period. In addition, if the award was subject to a performance requirement, then that performance goal "must also be met." There is nothing "vague" or "indefinite" about this. The precedent cited by the company is

easily distinguished as they all relate to proposals that contained key terms which were vague or indefinite, such as "executive pay rights," "industry peer group," or "relevant time period." In the instant case, the Proposal contains know such vagueness and the Company should not be granted leave to exclude this proposal relating to senior executive compensation.

For all of these reasons, we respectfully submit that the Company's request for leave to exclude the Proposal should be denied.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo

cc: Carla Brockman, V.P. Corporation Governance and Secretary, Devon

STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

Sent Via Fax 405-552-4550

December 15, 2011

Ms. Carla Brockman
VP Corporate Governance and Corporate Secretary
Devon Energy Corporation
20 N. Broadway
Oklahoma City, OK 73102

Re: Certification of Shareholding in Devon Energy Corporation <cusip 25179M10> for MA Laborers Pension Fund

Dear Ms. Brockman,

State Street Bank is the record holder for 3,870 shares of Devon Energy Corporation ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to December 12, 2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

Transmission Log

Thursday, 2011-12-15 13:37

Date	Time	Type	Job #	Length	Speed	Station Name/Number	Pgs	Status
2011-12-15	13:36	SCAN	06806	0:40	12000	DEVON vFAX 001	1	OK -- V.17 AM31

STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
[illegible]

telephone +1 617 [illegible] 7712
facsimile +1 617 [illegible]

www.[illegible].com

Sent Via Fax 405-552-4550

December 15, 2011

Ms. Carla Brockman
VP Corporate Governance and Corporate Secretary
Devon Energy Corporation
20 N. Broadway
Oklahoma City, OK 73102

Re: Certification of Shareholding in Devon Energy Corporation <cusip 25179M10> for MA Laborers Pension Fund

Dear Ms. Brockman,

State Street Bank is the record holder for 3,870 shares of Devon Energy Corporation ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to December 12, 2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 17, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2012 Annual Meeting Stockholders Proposal of the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from the Massachusetts Laborers' Pension Fund (the "Proponent") from inclusion in the proxy materials to be distributed by Devon in connection with its 2012 annual meeting of shareholders (the "proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials.

Devon intends to file the definitive proxy statement for its 2012 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponent that under the applicable rules, if the Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states:

> "RESOLVED: The shareholders urge the board of directors of Devon Energy Corporation ("Company") to adopt a policy that in the event of a senior executive's termination or a change of control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy."

Bases for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be excluded from the proxy materials pursuant to:

- Rule 14a-8(f) because the Proponent has not corrected a deficiency in a timely manner after receiving Devon's notice of such deficiency in accordance with Rule 14a-8(f)(1); and
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains false and misleading statements.

Analysis

Rule 14a-8(f) – Failure to Cure Deficiency

We respectfully submit that the Proposal may be properly omitted from the proxy materials pursuant to Rule l4a-8(f) because the Proponent failed to meet the eligibility requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date [the shareholder] submits the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of two ways provided in Rule 14a-8(b)(2). See Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The Proposal was delivered to Devon by facsimile on December 12, 2011. The submission did not include documentation establishing that the Proponent had met the

eligibility requirements of Rule 14a-8(b)(1). After determining that the Proponent is not a shareholder of record, in accordance with Rule 14a-8(f)(1) on December 15, 2011, Devon sent a letter to the Proponent via overnight courier and facsimile (the "Deficiency Notice") requesting that the Proponent provide a written statement from the record holder of the Proponent's shares verifying that, at the time the Proponent submitted the Proposal, the Proponent continuously held the securities for at least one year. The Deficiency Notice enclosed a copy of Rule 14a-8 and advised the Proponent that the requested proof must be furnished to Devon no later than 14 days from the day of receipt of the Deficiency Notice. Devon received a facsimile confirmation that the Deficiency Notice was successfully transmitted on December 15, 2011 and confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent on December 16, 2011. A copy of the Deficiency Notice, together with the delivery confirmations, are attached as Exhibit B. As of the date hereof, Devon has informed us that Devon has not received any response from the Proponent.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Verizon Communications Inc.* (January 6, 2011); *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010); *Frontier Communications Corporation* (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). In addition, in Section G.4 of SLB 14, the Staff noted:

"Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice."

Accordingly, Devon believes that it may properly omit the Proposal from the proxy materials under Rule 14a-8(f) because the Proponent failed to provide within 14 days of receipt of Devon's written request a written statement from the record holder of the Proponent's shares establishing eligibility.

Rule 14a-8(i)(3) and Rule 14a-9 – False and Misleading Statements

Devon further believes that it may also properly omit the Proposal from the proxy materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading and impermissibly vague and contains false and misleading statements. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal

may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading" or if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SB 14B*").

The Supporting Statement Contains False or Misleading Statements

The Staff has repeatedly allowed the exclusion of shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the supporting statement contains false or misleading statements. *See, e.g., Motorola, Inc.* (January 12, 2011) ("*Motorola* 2011") (allowing for exclusion where the supporting statement contained internal inconsistencies regarding statements on equity retention); and *Woodward Governor Co.* (November 26, 2003) ("*Woodward* 2003") (allowing for exclusion where the supporting statement contained false and misleading statements).

The Proposal is false and misleading, and therefore excludable under Rule 14a-8(i)(3), because the supporting statement contains false statements regarding compensation and payment in the event of a termination or change of control. Specifically, the supporting statement discusses the appropriateness of the "severance payments" that would be made to executives in the event of a termination or change of control. To bolster the assertion, the supporting statement cites Devon's 2011 proxy materials and claims that "accelerated vesting of awards following a change of control would result in a *payment* of $19,664,604 to J. Larry Nichols . . . and $12,839,376 to John Richels" (emphasis added). The claim that Messrs. Nichols and Richels would receive *payment* of such amounts in cash for equity awards subject to accelerated vesting is false and materially misleading. The implication that Devon may be required to make a cash payment is materially different from the accelerated vesting of a previously granted equity award upon the occurrence of a triggering event. Further, these amounts appear to be based on the values of the equity awards that would be subject to accelerated vesting upon a change in control as disclosed in Devon's prior proxy statement. Given that the number of shares underlying such equity awards and the values of those equity awards has changed since the prior proxy statement, the stated amounts are misleading. Because the values of such awards may further vary at the time of a change of control and because Messrs. Nichols and Richels would likely be restricted under applicable securities laws in their ability to sell the underlying shares even following accelerated vesting, the supporting statement would mislead shareholders as to the compensation that Messrs. Nichols and Richels would receive in the event of a termination or change of control. Therefore, the amounts contained in the supporting statement would materially mislead shareholders as to the compensation to be received upon a termination or

change of control and, accordingly, under Rule 14a-9, Devon is prohibited from including this statement in the proxy materials.

The Proposal Contains Vague and Indefinite Statements

The Staff has consistently held that a shareholder proposal involving changes to compensation policies is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., The Boeing Company* (March 2, 2011) ("*Boeing* 2011"), *General Electric Company* (February 10, 2011) ("*GE* 2011"), *Motorola* 2011 (allowing for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (February 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define the terms "Industry Peer Group" and "relevant time period"); *Prudential Financial Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); and *Woodward* 2003 (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

Devon believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations. Therefore, neither the shareholders nor Devon can determine with reasonable certainty what actions or measures the Proposal requires and it is excludable under Rule 14a-8(i)(3). *See Boeing* (2011); *GE* (2011); (*Motorola* 2011).

The Proposal's key terms provide that "any unvested equity awards may vest on a *pro rata* basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met." This language is subject to multiple interpretations which could result in materially different outcomes. For example, it is unclear how the Proposal's *pro rata* requirement would apply to equity awards subject to performance goals. Under one reading of the Proposal, unvested performance-based awards would not be subject to *pro rata* vesting. This interpretation would require that unvested performance-based equity awards vest on an "all-or-nothing" basis after the performance period. Under this interpretation, if an executive was entitled to receive an award of 1,000 shares after meeting certain performance goals over a two year period but a termination or change of control event occurred in the first year of the performance period, the executive would receive all 1,000 shares of the performance award only if the performance goals were met at the end of the two year period. If the performance goals were not met at the end of the two year period, the executive would not receive any shares.

A materially different, though equally plausible, reading of the Proposal would apply the *pro rata* vesting requirement to performance-based equity awards. However, if the *pro*

rata vesting requirements apply to performance-based equity awards, it is unclear from the language in the Proposal as to when Devon would be required to determine whether the performance goals were met.

By way of example, assume that an executive would be entitled to receive 1,000 shares of the company's stock after two years based on a performance goal that the company drill at least 200 new wells by the end of the two year period. Assume also that a termination or change of control event occurs at the end of the first year of the two year period. Under this example, the Proposal is unclear as to when the determination is made regarding whether the performance goal has been met or the number of shares that the executive would be entitled to receive.

One interpretation would require that the determination of performance be made at the end of the second year, despite the triggering event having occurred after one year. Under this reading, if all 200 wells had been drilled by the end of the second year, there is still uncertainty as to whether the executive should receive the full reward or whether the *pro rata* language would limit the executive to only 500 shares, which is proportionate to the one year period prior to the triggering event. A materially different interpretation of the Proposal would be to measure the performance goal at the time the change of control event occurs. This interpretation could mean that if the company had not drilled at least 200 new wells at the time the performance goal was measured, the executive would not receive any of the 1,000 shares. It is also possible to interpret the Proposal to mean that the executive should receive a *pro rata* portion of the 1,000 shares if the executive was on pace to meet the performance goal at the time of the change of control event. Under this interpretation, if the company had drilled at least 100 new wells at the end of one year when the change of control event occurred, instead of 200 new wells by the end of two years, the executive would be entitled to receive a *pro rata* portion of the performance award, or 500 shares in the example. Further, the Proposal is unclear as to what the executive should receive if the executive has fully met the performance goal at the time the change of control event occurs. Using the example above, if the company had drilled at least 200 new wells after only one year, the executive would arguably be entitled to the full performance award of 1,000 shares. However, the Proposal's *pro rata* language could be interpreted to mean that the executive should only receive a *pro rata* amount of the shares proportionate to the one year period, or 500 shares.

Due to the materially different interpretations outlined above, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(3). Neither shareholders voting on the Proposal nor Devon implementing the Proposal would be able to determine with reasonable certainty how the *pro rata* requirements of the Proposal apply to performance-based equity awards. *See SB 14B.*

Moreover, the Proposal and its supporting statement would require detailed and extensive editing to correct the numerous deficiencies, requiring that it be completely excluded from the proxy materials under Rule 14a-8(i)(3).

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Barry C. McAnarney
Massachusetts Laborers' Pension Fund
14 New England Executive Park Suite 200
Burlington, MA 01803-5201

Jennifer O'Dell
c/o Laborers' International Union of North America Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

EXHIBIT A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
BURLINGTON, MASSACHUSETTS 01803-5201
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

December 12, 2011

Via Facsimile
405-552-4550

Ms. Carla Brockman
VP Corporate Governance and Corporate Secretary
Devon Energy Corporation
20 N. Broadway
Oklahoma City, OK 73102

Dear Ms. Brockman:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Devon Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,870 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

RESOLVED: The shareholders urge the board of directors of Devon Energy Corporation ("Company") to adopt a policy that in the event of a senior executive's termination or a change of control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a *pro rata* basis. To the extent any such unvested equity awards are based on performance, the performance goals must be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

SUPPORTING STATEMENT:

We support the concept of performance-based equity awards to senior executives to the extent that such awards are tailored to promote performance and align executives' interests with those of the shareholders. We also believe that severance payments may be appropriate in some circumstances following a change of control of the Company or a termination of a senior executive's employment.

We are concerned, however, that the acceleration of equity awards after the termination of a senior executive or a change of control of the Company may reward poor performance. The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if awards vest on an accelerated schedule.

According to the Company's 2011 proxy statement, if a change of control occurs, the company will accelerate vesting on all long-term equity incentive awards. There is no requirement that an officer must leave the company in order for awards to vest. The accelerated vesting of awards following a change of control would result in a payment of $19,664,604 to J. Larry Nichols, the company's Executive Chairman, and $12,839,376 to John Richels, the company's President and Chief Executive Officer. Accelerated vesting in the same amount would also occur upon termination without cause.

We do not feel that such a significant windfall is justified, particularly as it would not in any way be tied to performance.

We propose that the Company limit the acceleration of equity awards following a termination or a change of control to permit vesting only on a *pro rata* basis that is proportionate to the executive's service during the vesting period. To the extent that any such awards are performance-based, the performance goals must also be met.

EXHIBIT B

devon

Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260
405 235 3611
www.DevonEnergy.com

Carla D. Brockman
Vice President Corporate Governance and Secretary
405 552 7979 Phone
405 552 8171 Fax
Carla.Brockman@dvn.com

December 15, 2011

Mr. Barry C. McAnarney
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
Burlington, MA 01803-5201

RE: Notice of Deficiency

Dear Mr. McAnarney:

Reference is made to your letter dated December 12, 2011, to Devon Energy Corporation (the "Company"), submitting a shareholder proposal (the "Proposal") from the Massachusetts Laborers' Pension Fund (the "Fund") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with its 2012 Annual Meeting of Stockholders (the "Annual Meeting").

I am notifying you on behalf of the Company that the Fund's submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the Company must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for at least one year as of the date of submission of the Proposal. The Fund is not a record holder of its stock. As a result, Rule 14a-8(b)(2) requires that the Fund either (a) submit to the Company a written statement from the record owner of the shares the Fund beneficially owns verifying the Fund's continuous ownership of such stock for the applicable one-year period or (b) submit a copy of a Schedule 13D or 13G, Form 3, 4 or 5 filing reflecting ownership along with statements required by Rule 14a-8(b)(2)(ii).

In accordance with Rule 14a-8(f), I hereby request that you furnish to the Company, within 14 calendar days of your receipt of this letter, the proof of continuous ownership required pursuant to Rule 14a-8(b)(2) as described above. For your reference, please find enclosed a copy of Rule 14a-8.

Very truly yours,

DEVON ENERGY CORPORATION

By: Carla D. Brockman
Name: Carla D. Brockman
Title: Vice President Corporate Governance And Secretary

Rule 14a-8

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

* * *

12/15/2011 16:34 FAX 402 552 8171 ⊠001

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TRANSMISSION OK

TX/RX NO	3363
RECIPIENT ADDRESS	917812722226
DESTINATION ID	
ST. TIME	12/15 16:28
TIME USE	05'33
PAGES SENT	9
RESULT	OK

devon

Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260
Corporate Governance
FAX 405 552 8171

FAX

To: Mr. Barry C. McAnarney
781 272 2226
781 238 0717

From: Carla Brockman
Vice President Corporate Governance
and Secretary

Date: December 15, 2011

Pages: 9 (including cover page)

Re: Notice of Deficiency

Phone: 405 552 7979
Fax: 405 552 8171